Exhibit 99.1

PainReform Executes Definitive Agreement to Acquire DeepSolar, Marking a Unique
Expansion Opportunity

DeepSolar brings new customer base in creation, including major utility-scale solar operators and independent power producers, while
breaking into the residential solar market

The Company remains committed to advancing its drug delivery technologies while broadening its growth potential

Tel Aviv, Israel – February 18, 2024 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced that it has executed a definitive agreement with BladeRanger Ltd, a public company registered under the laws of the State of Israel, whose shares are listed for trading on Tel Aviv Stock Exchange under the ticker “BLRN” (the “BLRN”) to acquire 100% of the business activity of DeepSolar, an AI-driven solar analytics platform owned by BLRN (the “Agreement”). This strategic acquisition represents a compelling and highly opportunistic move for PainReform. At the same time, the Company remains committed to advancing its drug delivery technologies, including pain treatment and other specialty pharmaceuticals. The acquisition is expected to close before the end of February 2025, subject to the satisfaction of customary closing conditions.

DeepSolar is a cutting-edge AI-powered analytics company that optimizes the efficiency and profitability of solar energy assets. DeepSolar leverages proprietary software and AI-driven automation tools, providing a significant competitive advantage in solar energy management. Its technology integrates seamlessly with SCADA systems via a centralized dashboard, offering real-time monitoring, performance analytics, and automated maintenance solutions.

Operating in both the B2B and B2C sectors, DeepSolar provides enterprise-level solutions for large-scale solar operators and residential applications for individual homeowners. In the commercial sector, its platform helps solar farms reduce operational inefficiencies and increase energy output. In the residential market, its mobile app empowers homeowners to optimize their solar investments, detect inefficiencies, and reduce energy costs. DeepSolar’s platform can cut operational costs by up to 30% while maximizing energy production, presenting a significant market opportunity across multiple verticals.

DeepSolar is in the process of establishing a diverse customer base, including major utility-scale solar operators, independent power producers, and residential solar system owners. Its AI-driven analytics platform is trusted by large-scale energy producers to optimize portfolio performance, aiming to ensure maximum uptime and efficiency. Additionally, DeepSolar’s residential mobile app "My DeepSolar" is expected to gain traction among homeowners seeking to monitor and enhance the performance of their solar installations.

“We are incredibly excited about the unique opportunity this acquisition presents,” said Ehud Geller, Chairman of PainReform. “While at first glance, a pharmaceutical company acquiring a solar analytics business may seem unconventional, the rationale is both compelling and strategic. DeepSolar operates in a rapidly growing, high-margin sector where AI-driven solutions are revolutionizing solar energy efficiency and profitability. Given the significant potential of this opportunity, we believe this move is designed for increasing our shareholders benefit”

PainReform identified DeepSolar as an exceptional value-creation opportunity due to its advanced AI-based software, which optimizes solar energy production through real-time monitoring, performance analytics, and automated reporting tools. According to the SolarPower Europe report on the solar market from 2021–2026, the solar energy market is expanding rapidly, generating over 1 terawatt (TW) of energy and growing at an annual rate of 25.32%. DeepSolar’s technology enhances the profitability of solar assets by reducing operational costs, maximizing energy yield, and providing predictive analytics to drive better decision-making.

Under the terms of the Agreement, PainReform will receive all rights, title and interest in certain (i) the agreements, (ii) intellectual property, (iii) accounts receivable, (iv) equipment, (v) Deep Solar’s reputation and customer relations associated with their business, (vi) the “My DeepSolar” application and platform, and (vi) all rights, title and interest in, to or arising from any of the foregoing assets, properties and rights (whether real, personal or mixed, tangible or intangible, wherever located), each as set forth or defined in the Agreement (collectively, the “Acquired Assets”). In consideration for the sale of the Acquired Assets, BLRN is entitled to receive (1) 178,769 ordinary shares of the Company, representing 9.9% of the issued and outstanding share capital of PainReform (after such issuance); (2) 223,792 pre-funded warrants to purchase 223,792 ordinary shares; (3) 685,004 pre-funded milestone warrants to purchase 685,004  ordinary shares; (4) 1,087,565 warrants-A to purchase 1,087,565 ordinary shares; and (5) 1,087,565 warrants-B to purchase 1,087,565 ordinary shares (collectively, the “Securities”). In addition, certain employees of BLRN shall enter into employment agreements with PainReform.

Pursuant to the Agreement, BLRN may not exercise any of the pre-funded warrants, pre-funded milestone warrants, warrants-A or warrants-B held by it (or any assignee or transferee of BLRN), if, following such exercise, BLRN (including any assignee or transferee) holds shares of the Company which exceed 9.99% of the issued and outstanding share capital of PainReform.

From the date of execution of the Agreement until ninety (90) days after the date of closing of the business acquisition, PainReform may not (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents or (ii) file a registration statement or any amendment or supplement thereto, other than as contemplated pursuant to the Agreement. PainReform undertook to register the Securities with the Securities and Exchange Commission within sixty days from the date of the closing of the business acquisition.

Highlights of DeepSolar

•
AI-Driven Solar Management Platform – DeepSolar’s software provides comprehensive, real-time insights that optimize solar field productivity, offering a significant advantage over traditional legacy systems.

•
High-Margin, Scalable Business Model – The company’s platform-as-a-service model ensures recurring revenue, minimal overhead, and significant scaling potential in both commercial and residential solar markets.

•
Massive Market Opportunity – According to industry reports, the global residential solar market was valued at $94.2 billion in 2024. According to the Solar Industry Research Data report quotes, the global residential solar market alone was valued at $94.2 billion in 2024, and is estimated to grow by 8%/year until 2034

•	Cost-Reduction Capabilities – DeepSolar’s analytics reduce operational and maintenance (O&M) expenses by up to 30%, directly improving customers’ bottom lines.

Despite this diversification, PainReform remains committed to advancing its proprietary technologies and drug candidate focused on extended-release pain relief while exploring additional specialty pharmaceutical pipeline opportunities. The Company’s existing management team and Board of Directors remain in place, ensuring operational continuity while leveraging the financial and strategic advantages of the DeepSolar acquisition.

PainReform views this acquisition as a game-changing addition to its portfolio. By capitalizing on a rapidly growing sector with deep technological moats, the Company believes it is positioning itself for potential long-term growth while maintaining its focus on pharmaceutical innovation.

“This acquisition is about recognizing and seizing a unique opportunity that can profoundly impact our business,” added Geller. “DeepSolar’s cutting-edge analytics capabilities have the potential to position us at the forefront of a thriving industry while continuing our mission in the pharmaceutical sector..”

Additional details about the transaction are available in the Company’s Form 6-K, which has been filed with the Securities and Exchange Commission.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company's proprietary extended- release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PainReform’s expectations, beliefs and intentions including with respect to the anticipated benefits to PainReform of the acquisition of DeepSolar, the anticipated market opportunity, the completion of the business acquisition and the satisfaction of customary closing conditions related to the business acquisition. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to satisfy the conditions to closing the proposed transaction in the anticipated timeframe or at all; our ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war in Israel. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com